Exhibit 99.1

PRESS RELEASE

ASPEN ANNOUNCES SEGMENT LEADERSHIP APPOINTMENTS

Stephen Postlewhite Appointed Chief Executive Officer, Aspen Insurance;
Thomas Lillelund Appointed Chief Executive Officer, Aspen Reinsurance

Hamilton, Bermuda - May 18, 2016 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) announced today new leaders for its Insurance and Reinsurance segments. Stephen Postlewhite, previously Chief Executive Officer, Aspen Reinsurance, has been appointed Chief Executive Officer, Aspen Insurance with immediate effect. Thomas Lillelund, previously Managing Director, Asia Pacific, for Aspen Reinsurance, succeeds Mr. Postlewhite as Chief Executive Officer, Aspen Reinsurance.

These appointments follow the announcement by Mario Vitale of his intention to retire from Aspen. Mr. Vitale has been Chief Executive Officer, Aspen Insurance, since 2012 and he will remain with Aspen until June 30 to ensure a smooth transition.

Aspen’s Chief Executive Officer, Chris O’Kane, said: “The leadership changes announced today reflect our strategy of continuing to build strong, diversified insurance and reinsurance platforms for the benefit of our clients, business partners and investors. Since taking over as CEO of Aspen Re in 2014, Stephen has guided the business through a challenging market, executing on our strategy and increasing profitability. Stephen is a proven leader and we look forward to benefitting from his strategic and operational skills as we continue to align our insurance business globally and leverage our increased scale to generate growth and enhanced profitability.”

“Thomas is an extremely gifted leader who established our Singapore office in 2008 and he has built a highly successful and profitable business across the Asia-Pacific region. I believe Thomas is the right person to build on Stephen’s strong track record, working closely alongside Brian Boornazian, Chairman of Aspen Re and Emil Issavi, President and Chief Underwriting Officer of Aspen Re. We are well positioned to sustain the success of our reinsurance business under Thomas’ leadership.”

Chris O’Kane continued: “I would like to thank Mario for his tremendous service to Aspen and to wish him all the best for the future. Under his leadership, we have grown the U.S. platform significantly and enhanced our highly respected position in the markets we operate in internationally. With his passion, energy, commitment and sharp focus on execution, Mario has built Aspen Insurance into a leading specialty insurer with close to $2 billion in annual premiums.”

In addition, Robert Rheel, President, Aspen U.S. Insurance, has announced his intention to retire from Aspen after 35 years in the industry. The Company is conducting a search for his successor and Mr. Rheel will remain with Aspen until the end of June to assist with the transition.

Chris O’Kane commented: “Bob has played a pivotal role in the successful build-out of our U.S. Insurance brand over the last five years. I would like to thank him for his considerable contribution to the business during this time and to wish him well for the future.”

- Ends -

Notes to Editors:

About Stephen Postlewhite
Stephen Postlewhite was appointed Chief Executive Officer of Aspen Re, Aspen's reinsurance business, in September 2014. He was previously the Group Chief Risk Officer, a position he was appointed to in February 2013. He joined Aspen as Deputy Chief Actuary in 2003 and became the Head of Risk Capital six years later.

Before joining Aspen, he spent a year at the UK Financial Services Authority working on the development of the Individual Capital Assessment process for non-life insurers. Stephen had previously spent nine years with KPMG in London and Sydney, working as a senior general insurance actuarial consultant - predominantly on the London market, Lloyd's and reinsurance clients. He started his career as a management consultant at Andersen Consulting and has been a Fellow of the Institute of Actuaries since 2001.

About Thomas Lillelund
Thomas Lillelund has been the Aspen Re Managing Director for Asia Pacific since 2012, having joined Aspen in 2008. He began his career in underwriting and management in 1995 and has previously worked at General Re, Swiss Re and AIG.

Thomas is originally from Denmark and has lived and worked in Latin America, North America, Europe, Africa, Middle East and Asia. He has a BA in economics from the College of William & Mary, an MBA from the Ivey Business School at the University of Western Ontario and is an Associate in Reinsurance (ARe).

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, France, Germany, Ireland, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2015, Aspen reported $11.0 billion in total assets, $4.9 billion in gross reserves, $3.4 billion in total shareholders’ equity and $3.0 billion in gross written premiums. Its operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC (“S&P”), an “A” (“Excellent”) by A.M. Best Company Inc. (“A.M. Best”) and an “A2” by Moody’s Investor Service, Inc. (“Moody’s”).

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995
This press release may contain written “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “expect,” “intend,” “plan,” “believe,” “do not believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” and similar expressions of a future or forward-looking nature.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements. For a detailed description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission on February 19, 2016. Aspen undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Please visit www.aspen.co or contact:

Investors
Mark Jones, Senior Vice President, Investor Relations, Aspen
Mark.P.Jones@aspen.co
+1 (646) 289 4945

Media
Steve Colton, Head of Group Communications
Steve.colton@aspen.co
+44 20 7184 8337

International - Citigate Dewe Rogerson
Caroline Merrell or Jos Bieneman
Caroline.Merrell@citigatedr.co.uk
Jos.Bieneman@citigatedr.co.uk
+44 20 7638 9571

North America - Sard Verbinnen & Co
Paul Scarpetta or Jamie Tully
+1 (212) 687 8080

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